Exhibit 99.5

CORPORATE RELEASE	24 December 2023

Manchester United PLC Reaches Agreement for Sir Jim Ratcliffe, Chairman of INEOS, to Acquire Up to a 25% Shareholding in the Company

•	Acquisition of 25% of the Class B shares held by the Glazer family

•	Offer to acquire up to 25% of all Class A shares

•	The Glazer family and Class A shareholders will receive the same price of $33.00 per share

•	Further investment of $300 million in the Club

•	INEOS delegated responsibility for management of football operations

•	Completion of this deal is subject to receiving all necessary regulatory approvals including from the Premier League

MANCHESTER, England – (BUSINESS WIRE) – 24 December 2023 – Manchester United plc (NYSE: MANU), announces today that it has entered into an agreement under which Chairman of INEOS, Sir Jim Ratcliffe, will acquire 25 per cent of Manchester United’s Class B shares and up to 25 per cent of Manchester United’s Class A shares and provide an additional $300 million intended to enable future investment into Old Trafford.

As part of the transaction, INEOS has accepted a request by the Board to be delegated responsibility for the management of the Club’s football operations. This will include all aspects of the men's and women's football operations and Academies, alongside two seats on the Manchester United PLC board and the Manchester United Football Club boards.

The joint ambition is to create a world-class football operation building on the Club’s many existing strengths, including the successful off-pitch performance that it continues to enjoy.

Executive Co-Chairmen and Directors, Avram Glazer and Joel Glazer said: “We are delighted to have agreed this deal with Sir Jim Ratcliffe and INEOS. As part of the strategic review we announced in November 2022, we committed to look at a variety of alternatives to help enhance Manchester United, with a focus on delivering success for our men’s, women’s and Academy teams.

“Sir Jim and INEOS bring a wealth of commercial experience as well as significant financial commitment into the Club. And, through INEOS Sport, Manchester United will have access to seasoned high-performance professionals, experienced in creating and leading elite teams from both inside and outside the game. Manchester United has talented people right across the Club and our desire is to always improve at every level to help bring our great fans more success in the future.”

INEOS Chairman, Sir Jim Ratcliffe, said: "As a local boy and a lifelong supporter of the Club, I am very pleased that we have been able to agree a deal with the Manchester United Board that delegates us management responsibility of the football operations of the Club. Whilst the commercial success of the Club has ensured there have always been available funds to win trophies at the highest level, this potential has not been fully unlocked in recent times. We will bring the global knowledge, expertise and talent from the wider INEOS Sport group to help drive further improvement at the Club, while also providing funds intended to enable future investment into Old Trafford.

“We are here for the long term and recognise that a lot of challenges and hard work lie ahead, which we will approach with rigour, professionalism and passion. We are committed to working with everyone at the Club – the Board, staff, players and fans – to help drive the Club forward.

“Our shared ambition is clear: we all want to see Manchester United back where we belong, at the very top of English, European and world football.”

The transaction is subject to customary regulatory approvals and all parties are hopeful it will be completed as soon as possible.

Transaction Details

Under the terms of the transaction agreements, Trawlers Limited will (i) acquire 25% of the Class B ordinary shares of the Company, par value $0.0005 per share (“Class B shares”), and (ii) initiate a tender offer to acquire up to a number of shares that, at launch, will represent 25% of the Class A ordinary shares of the Company, par value $0.0005 per share (“Class A shares”), in each case at a price of $33.00 per share in cash. Subject to a sufficient number of Class A shares being tendered in the offer, Trawlers Limited would own 25% of the Club following the closing of the transaction.

Sir Jim will provide a $300 million fund intended to enable future investment into the Club’s infrastructure at Old Trafford, comprising $200 million paid upon the closing of the transaction and a further $100 million by the end of 2024. Trawlers Limited will be issued additional Class A and Class B shares at $33.00 in respect of such investment.

The transaction will be fully funded by Trawlers Limited without any debt.

The Board of Directors of Manchester United plc has approved the transaction and recommended that the Manchester United plc shareholders tender their shares in the tender offer and approve the change to the Articles of Association of Manchester United plc to, among other things, permit the transfer of Class B shares.

The closing of the tender offer will be subject to the receipt of Premier League approval and other necessary regulatory approvals, shareholder approval of an amendment to the Articles of Association and other customary conditions.

Trawlers Limited is a company incorporated under the laws of Isle of Man and is wholly-owned by Sir Jim Ratcliffe.

Trawlers Limited was advised by Slaughter and May, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Goldman Sachs International and J.P. Morgan Cazenove. Manchester United was advised by The Raine Group and Latham & Watkins LLP. The Glazer family shareholders were advised by Rothschild and Co.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements” relating to the proposed acquisition of Class A shares and Class B shares of the Company by Trawlers Limited, a company incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (together with Trawlers Limited, the “Offerors”). Such forward-looking statements include, but are not limited to, statements about the parties’ ability to satisfy the conditions to the consummation of the Offer (as defined below), the expected timetable for completing the Offer and the other transactions contemplated by the Transaction Agreement (as defined below) and the ancillary agreements thereto (collectively, the “Transactions”), the Company’s and Offerors’ beliefs and expectations, the benefits sought to be achieved by the Transactions, and the potential effects of the completed Transactions on both the Company and the Offerors. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. These forward-looking statements are based on current expectations and projections about future events, but there can be no guarantee that such expectations and projections will prove accurate in the future. All statements other than statements of historical fact are forward-looking statements. Actual results may differ materially from current expectations due to a number of factors, including (but not limited to) risks associated with uncertainties as to the timing of the Transactions; uncertainties as to how many of the Company’s shareholders will tender their shares in the Offer; the risk that competing offers will be made; the possibility that various conditions to the Transactions may not be satisfied or waived; and the risk that shareholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company and the Offerors undertake no obligation to publicly release any revisions to the forward-looking statements after the date hereof to conform these statements to actual results or revised expectations.

About the Offer and Additional Information

The Offerors expect to commence a tender offer (such tender offer, the “Offer”) for up to 13,237,834 Class A shares of the Company representing 25.0% of the issued and outstanding Class A Shares as of the commencement of the Offer, rounded up to the nearest whole Class A share, at a price of $33.00 per Class A share, in cash (subject to certain adjustments), without interest thereon, less any required tax withholding. The Offer is being made pursuant to the transaction agreement, dated as of 24th December 2023, by and among Trawlers Limited, the sellers party thereto, who are Glazer family members and affiliates, and the Company (the “Transaction Agreement”). The Offer has not yet commenced. This press release is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell Class A shares of the Company or any other securities. This press release is also not a substitute for the tender offer materials that the Offerors will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, the Offerors will file with the SEC a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”). THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ AND CONSIDERED CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. When filed, the Company’s shareholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Investors page of the Company’s website, https://ir.manutd.com/. In addition, the Company’s shareholders may obtain free copies of the tender offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk